January 4, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (717) 534-7549
Richard H. Lenny
Chairman, President and Chief Executive Officer
Hershey Company
100 Crystal A Drive
Hershey, PA 17033

      Re: Hershey Company
             Definitive Proxy Statement on Schedule 14A
             Filed March 16, 2007
             File No. 001-00183

Dear Mr. Lenny:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

             Sincerely,

             Carmen Moncada-Terry
             Attorney Advisor